SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Lisbon Commercial Registry and Corporate Number 503 215 058

Annual General Shareholders’ Meeting

Lisbon, Portugal, 27 April 2007 – Portugal Telecom announces that its Annual General Shareholders’ Meeting was held today.

The items on the agenda were approved as follows:

> Approval of the management report, balance sheet and accounts, individual and consolidated, for the year 2006.

> Application of the 2006 net income of Euro 658,585,998, as follows:

• Euro 3,086,213.04 for the legal reserve;
• Euro 536,206,837.50 to be paid to the shareholders, corresponding to Euro 0.475 per share.
• Euro 119,292,947.46 to retained earnings.

> General evaluation of the management and supervision of the Company, and the approval of a vote of confidence and appreciation of the Board of Directors and the Statutory Audit Board, and of each of their members.

> Free allotment (spin-off) of all the ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders.

As approved by the General Shareholders’ Meeting, each shareholder shall receive a number of shares of PT Multimedia equal to the number of shares of Portugal Telecom held at the time of the spin-off multiplied by a 0.16 ratio, rounded down, which is equivalent to 4 PT Multimedia shares for each 25 Portugal Telecom shares.

> Approval of the acquisition and disposal of own shares, including their acquisition in connection with a share buyback programme.

> Reduction of the share capital by up to Euro 65,191,463.05 for the purpose of releasing excess capital in connection with a share buyback programme.

Such reduction in the share capital shall be implemented by means of cancellation of up to 186,261,323 shares representing up to 16.5% of the share capital to be acquired as a result of the implementation of the share buyback programme, with the consequent amendment to paragraphs 1 and 2 of Article 4 of the Articles of Association.

> Share capital increase to Euro 474,119,730 by means of incorporation of legal reserves in the amount of Euro 79,019,955.

As a result of such share capital increase, the par value of all shares representing the Company’s share capital shall be increased by an amount equal to Euro 0.07, resulting in a par value per share of Euro 0.42, with the consequent amendment to paragraphs 1 and 2 of Article 4 of the Articles of Association.

> Share capital reduction to Euro 33,865,695 with the purpose of releasing excess capital, to be carried out by means of a reduction in the par value of all shares representing share capital.

As a result of such share capital reduction, each share shall have a par value of Euro 0.03, with the consequent amendment to paragraphs 1 and 2 of Article 4 of the Articles of Association.

> Approval, pursuant to paragraph 4 of Article 8 of the Articles of Association, of the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors.

> Suppression of the pre-emptive rights of shareholders in the subscription of any issuance of convertible bonds referred to above that may be resolved upon by the Board of Directors.

> Approval of the issuance of bonds and other securities, of whatever nature, by the Board of Directors.

In accordance with paragraph 3 of Article 8 and paragraph 1, e) of Article 15 of the Articles of Association, a maximum annual amount of Euro 3,500,000,000 was fixed.

> Approval of the acquisition and disposal of own bonds and other own securities.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacto: Nuno Prego, Investor Relations Director
                nuno.prego@telecom.pt

               Portugal Telecom
               Tel.: +351 21 500 1701
               Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.